Exhibit (a)(5)(J)

EFiled: Nov 15 2013 07:09PM EST Transaction ID 54568268 Case No. 9095-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOHN KORHONEN, on behalf of himself and all	)
others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No. _______
)
SANTARUS, INC., DAVID F. HALE, GERALD	)
T. PROEHL, DANIEL D. BURGESS, MICHAEL	)
G. CARTER, ALESSANDRO E. DELLA CHÀ,	)
MICHAEL E. HERMAN, TED W. LOVE, KENT	)
SNYDER, SALIX PHARMACEUTICALS, LTD.,	)
SALIX PHARMACEUTICALS, INC., and	)
WILLOW ACQUISITION SUB CORPORATION,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, John Korhonen (“Plaintiff”), by his attorneys, for this Verified Class Action Complaint, alleges upon information and belief, except for his own acts, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a class action brought by Plaintiff, individually and on behalf of the public stockholders of Santarus, Inc. (“Santarus” or the “Company”), against Santarus, the members of Santarus’ Board of Directors (the “Board” or the “Individual Defendants”), Salix Pharmaceuticals, Ltd. (“Parent”), Salix Pharmaceuticals, Inc. (“Intermediary”), and Willow Acquisition Sub Corporation (“Merger Sub,” and together with Parent and Intermediary, “Salix”). This action arises out of the Individual Defendants’ breaches of fiduciary duties in connection with the proposed sale of the Company to Salix (the “Proposed Transaction” or “Merger”).

2. Pursuant to the parties’ agreement and plan of merger dated November 7, 2013 (the “Merger Agreement”), Salix intends to acquire all of the issued and outstanding shares of Santarus common stock through a tender offer made by Merger Sub, followed by a merger where Santarus’ stockholders will receive $32.00 per share of Santarus’ common stock (the “Merger Price”).

3. By entering into the Merger Agreement, the Individual Defendants have failed to take reasonable steps to maximize stockholder value, as required by Delaware law. The Individual Defendants did not properly shop the Company prior to entering into the Merger Agreement, nor did they bargain for a “go-shop” after the Proposed Transaction was announced. Furthermore, they agreed to an unfair Merger Price that fails to adequately value the Company and its potential growth.

4. In addition, the Individual Defendants breached their fiduciary duties to the Company’s stockholders by agreeing to certain onerous deal protection provisions in the Merger Agreement. In particular, the Board agreed to a strict “No Solicitation” provision, designed to prevent the Board from seeking any superior bids from other potential suitors. And, in the event that Santarus receives a better unsolicited offer, the Merger Agreement requires Santarus to pay Salix an $80 million termination fee in order to proceed with the alternate transaction. These deal protections heavily favor Salix over any other potential bidder and impair the Board’s ability to entertain potentially superior alternative offers to acquire the Company.

5. For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages from the Individual Defendants for their breaches of fiduciary duties and from Santarus and Salix for aiding and abetting said breaches.

THE PARTIES

6. Plaintiff is, and has been at all relevant times, an owner of Santarus common stock.

7. Defendant Santarus is a publicly traded Delaware corporation that is headquartered at 3611 Valley Centre Drive, Suite 400, San Diego, CA 92130. Santarus is a specialty biopharmaceutical company that is focused on acquiring, developing, and commercializing proprietary products that address the needs of patients treated by physician specialists. Santarus’ current commercial efforts are focused on five products: Uceris (budesonide) extended release tablets for the induction of remission in patients with active, mild to moderate ulcerative colitis; Zegerid (omeprazole/sodium bicarbonate) for the treatment of certain upper gastrointestinal disorders; Glumetza (metformin hydrochloride extended release tablets), which is indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes; Cycloset (bromocriptine mesylate) tablets, which is indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes; and Fenoglide (fenofibrate) tablets, which is indicated as an adjunct to diet to reduce high cholesterol. Santarus common stock trades on the NASDAQ under the ticker “SNTS.”

8. Defendant Parent is a publicly traded Delaware corporation that is headquartered at 8510 Colonnade Center Drive, Raleigh, NC 27615in Raleigh, North Carolina. Salix develops and markets prescription pharmaceutical products and medical devices for the prevention and treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic products, complete the required development and regulatory submission of these products, and market them through Parent’s gastroenterology specialty sales and marketing team. Salix common stock trades on the NASDAQ under the ticker “SLXP.”

9. Defendant Intermediary is a California corporation and is a wholly-owned subsidiary of Salix.

10. Defendant Merger Sub is a Delaware corporation formed by Parent in anticipation of the Merger. Merger Sub is a wholly-owned subsidiary of Intermediary and an indirect wholly owned subsidiary of Salix. At the effective time of the Merger, Merger Sub will merge with and into Santarus and Santarus will continue as the surviving corporation.

11. Defendant David F. Hale (“Hale”) is, and at all material times hereto has been, Chairman and a director of Santarus. Hale has been a director of Santarus since June 2000 and Chairman of the Board since February 2004.

12. Defendant Gerald T. Proehl (“Proehl”) is, and at all material times hereto has been, Chief Executive Officer (“CEO”) and a director of Santarus. Proehl has been CEO and a director of Santarus since January 2002.

13. Defendant Daniel D. Burgess (“Burgess”) is, and at all material times hereto has been, a director of Santarus. Burgess has been a director of Santarus since July 2004.

14. Defendant Michael G. Carter (“Carter”) is, and at all material times hereto has been, a director of Santarus. Carter has been a director of Santarus since February 2005.

15. Defendant Alessandro E. Della Chà (“Della Chà”) is, and at all material times hereto has been, a director of Santarus. Della Cha has been a director of Santarus since April 2012.

16. Defendant Michael E. Herman (“Herman”) is, and at all material times hereto has been, a director of Santarus. Herman has been a director of Santarus since September 2003.

17. Defendant Ted W. Love (“Love”) is, and at all material times hereto has been, a director of Santarus. Love has been a director of Santarus since March 2005.

18. Defendant Kent Snyder (“Snyder”) is, and at all material times hereto has been, a director of Santarus. Snyder has been a director of Santarus since September 2004.

19. Each of the Individual Defendants named in paragraphs eleven through eighteen was a member of the Board at all pertinent times and participated in the decisions and conduct alleged herein. By reason of their positions, each Individual Defendant had, and continues to have, an obligation to determine whether the Proposed Transaction is in the best interests of the Company’s stockholders and maximizes stockholder value.

20. Salix, Intermediary, and Merger Sub are collectively referred to herein as “Salix” or the “Acquisition Entities.” Santarus, the Individual Defendants, and Salix are collectively referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action pursuant to Court of Chancery Rule 23 on his own behalf and as a class action on behalf of all stockholders of Santarus, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are being, and/or who will be harmed by, Defendants’ actions as described more fully below (the “Class”).

22. This action is properly maintainable as a class action.

23. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of November 6, 2013, Santarus had 67,138,217 shares of common stock issued and outstanding (of which 12% is held by insiders), held by hundreds, if not thousands, of individuals and entities throughout the country.

24. There are common questions of law and fact that affect the members of the Class, including, inter alia, the following:

(a) Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best value reasonably available under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of loyalty, candor, and due care;

(c) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(d) Whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

(e) Whether Santarus, Salix, or their affiliates have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

25. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff does not have interests antagonistic to, or in conflict with, those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.

26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27. Defendants have acted or failed to act on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background of Santarus

28. Founded in 1996, Santarus is a specialty biopharmaceutical company that acquires, develops, and commercializes proprietary products that address the needs of patients treated by physician specialists. The Company’s goal is to maintain a balanced portfolio with marketed products and investigational drugs for indications managed by specialist physicians in endocrinology, gastroenterology, allergy/immunology, and rheumatology.

29. The Company’s commercial organization currently promotes five products in the U.S. prescription pharmaceutical market: Uceris; Zegerid; Glumetza; Cycloset; and Fenoglide.

30. Uceris (budesonide) extended release tablets are a locally acting corticosteroid in an oral tablet formulation that utilizes proprietary multi-matrix system (“MMX”) colonic delivery technology. Uceris is indicated for the induction of remission in patents with active, mild to moderate ulcerative colitis. The Company received U.S. Food and Drug Administration (“FDA”) approval of Uceris in January 2013 and commercially launched this product in February 2013. The Company has rights to commercialize Uceris in the U.S. under a strategic collaboration with Cosmo Technologies Limited.

31. Zegerid (omeprazole/sodium bicarbonate) capsules and powder for oral suspension are a proprietary immediate-release formulation of the proton pump inhibitor omeprazole. Zegerid is indicated for short-term treatment of active duodenal ulcer, short-term treatment of active benign gastric ulcer, treatment of gastroesophageal reflux disease, maintenance of healing of erosive esophagitis and reduction of risk of upper gastrointestinal bleeding in critically ill patients. In late June 2010, the Company ceased promotion of Zegerid products as a result of litigation concerning the patents that covered the product. However, following a favorable appellate court decision that found that certain of the Company’s asserted patent claims were not invalid, the Company resumed promotion of Zegerid in February 2013. The Company has licensed certain exclusive rights to Merck & Co. to develop, manufacture, and sell over-the-counter Zegerid products in the U.S. and Canada. The Company has also licensed certain exclusive rights to Glaxo Group Limited to develop, manufacture, and commercialize prescription and over-the-counter immediate-release omeprazole products in more than 100 specified countries (including markets within Africa, Asia, the Middle East, and Latin America).

32. Glumetza (metformin hydrochloride) extended release tablets are a once-daily, extended-release formulation of metformin that incorporates patented drug delivery technology. Glumetza is indicated as an adjunct to diet and exercise to improve glycemic control in adult patients with type 2 diabetes. The Company began promoting Glumetza products in October 2008 under an exclusive promotion agreement with Depomed, Inc.

33. Cycloset (bromocriptine mesylate) tablets are a novel formulation of bromocriptine, a dopamine receptor agonist that acts on the central nervous system. Cycloset is indicated as an adjunct to diet and exercise to improve glycemic control in adult patients with type 2 diabetes. The Company began promoting Cycloset in November 2010 under a distribution and license agreement with S2 Therapeutics, Inc.

34. Fenoglide (fenofibrate) tablets are a proprietary formulation of fenofibrate that incorporates patented drug delivery technology. Fenoglide is indicated as an adjunct to diet to reduce elevated low-density lipoprotein-cholesterol, total cholesterol, triglycerides and apolipoprotein B, and to increase high-density lipoprotein-cholesterol in adult patients with primary hyperlipidemia or mixed dyslipidemia. Fenoglide also is indicated as an adjunct to diet for treatment of adult patients with hypertriglyceridemia. The Company began promoting Fenoglide in February 2012, under a license agreement with Healthcare Royalty Partners, L.P.

35. In addition to the Company’s commercial products, Santarus is focused on advancing three investigational drugs in its pipeline: Ruconest; Rifamycin SV MMX; and SAN-300.

36. Ruconest (recombinant human C1 esterase inhibitor) is a recombinant version of the human protein C1 esterase inhibitor, which is produced using propriety transgenic technology. In November 2012, the Company announced positive top-line results from the phase III clinical study to evaluate the safety and efficacy of Ruconest for the treatment of acute attacks of angioedema in patients with hereditary angioedema. In June 2013, the Company’s biologics license application seeking approval to market Ruconest for this indication was accepted for review by the FDA.

37. Rifamycin SV MMX is a broad spectrum, non-systemic antibiotic in a novel oral tablet formulation, which utilizes proprietary MMX colonic delivery technology. In September 2012, the Company announced positive top-line results from the first phase III clinical study to evaluate the safety and efficacy of Rifamycin SV MMX for the treatment of patients with travelers’ diarrhea. Dr. Falk Pharma GmbH is currently conducting a second phase III clinical study evaluating Rifamycin SV MMX for the treatment of travelers’ diarrhea.

38. SAN-300 (anti-VLA antibody) is a novel early stage anti-VLA-1 monoclonal antibody investigational drug that the Company initially expects to develop for the treatment of rheumatoid arthritis. In December 2012, Santarus completed a phase I dose-escalation clinical study in healthy volunteers to determine the safety, tolerability, pharmacokinetics, and pharmacodynamics of single doses of SAN-300. The Company plans to begin a phase IIa clinical study evaluating SAN-300 for treatment of rheumatoid arthritis during the fourth quarter of 2013.

39. The Company has reported impressive financial results over the past year. For example, on March 4, 2013, Santarus reported its financial results for the full year 2012. The issued press release reported that total revenues for fiscal year 2012 were $218 million compared to $118.8 million in fiscal year 2011. Furthermore, the Company’s net income was $18.6 million, or $0.27 diluted earnings per share (“EPS”), in 2012, compared to $4.7 million, or $0.07 diluted EPS, in fiscal year 2011.

40. On the same day these results were reported, Individual Defendant Proehl stated:

We believe that 2012 was an inflection year for Santarus, with strong revenue growth and greatly improved earnings and cash flow compared with 2011. In addition to our commercial progress and the favorable outcome on the Zegerid (omeprazole/sodium bicarbonate) patent litigation at the appellate court, we were successful in advancing our clinical pipeline, including reporting positive Phase III results for both Ruconest (recombinant human C1 esterase inhibitor) in hereditary angioedema (HAE) and for rifamycin SV MMX in travelers’ diarrhea. We also initiated a major Phase IIIb clinical study with Uceris (budesonide) extended release tablets as an add-on therapy to 5-ASA drugs and completed enrollment in a Phase I clinical study with SAN-300, a monoclonal antibody.

Our momentum has continued into 2013 with the mid-January U.S. Food and Drug Administration (FDA) approval of Uceris for the induction of remission in patients with active, mild to moderate ulcerative colitis and the commercial launch of Uceris and relaunch of Zegerid a few weeks ago. We believe 2013 is shaping up to be another robust year for Santarus.

41. In response to these positive financial results, Santarus common stock rose from a closing price of $13.80 on March 4, 2013 to a closing price of $15.34 on March 5, 2013, representing an approximately 11.1% gain in one day.

42. More recently, on May 6, 2013, Santarus reported its financial results for the first quarter of 2013. Among other things, the issued press release indicated that:

•	Total revenues of $79.4 million grew 73% compared to total revenues of $45.9 million in the first quarter of 2012;

•	Net income increased to $18.7 million and diluted EPS were $0.25 compared to net income of $0.6 million and diluted EPS of $0.01 for the first quarter of 2012; and

•	Non-GAAP adjusted earnings were $23.9 million and diluted non-GAAP adjusted EPS were $0.32 compared to non-GAAP adjusted earnings of $7.8 million and diluted non-GAAP adjusted EPS of $0.12 for the first quarter of 2012.

43. On the same day these results were released, Proehl stated:

We are pleased with the strong financial performance for the first quarter of 2013 and the substantial increase and revenue and profitability over the prior year period. Based on the strength of our first quarter financial results we are raising our top and bottom-line financial outlook for 2013.

44. In response to these positive financial results, Santarus’ common stock rose from a closing price of $18.87 on May 6, 2013 to a closing price of $20.88 on May 7, 2013, representing a gain of approximately 10.6% in one day.

45. On August 6, 2013, Santarus reported its financial results for the second quarter of 2013. Among other things, the issued press release indicated that:

•	Total revenues of $89.4 million grew 89% compared to total revenues of $47.2 million in the second quarter of 2012;

•	Non-GAAP adjusted earnings were $24.3 million and diluted non-GAAP adjusted EPS were $0.31 compared to the non-GAAP adjusted earnings of $7.1 million and diluted non-GAAP adjusted EPS of $0.10 for the second quarter of 2012; and

•	Net income increased to $73.5 million compared to $3.4 million in the second quarter of 2012.

46. On the same day these results were reported, Proehl stated:

Our commercial efforts continue to drive strong financial performance with encouraging market uptake for Uceris and significant contributions from Glumetza and Zegerid. Based on our robust second quarter performance, we are raising our financial outlook for 2013.

47. Similarly, that same day, Wendell Wierenga, Santarus’ executive vice president for research and development, stated:

Our clinical development programs continue to progress and we completed enrollment in the Uceris Contribute study as planned in mid-July. During the next several months, we expect to request meetings with the U.S. Food and Drug Administration (FDA) to discuss clinical trial designs for additional indications for both Uceris and Ruconest. We also expect to file an Investigational New Drug (IND) application with the FDA for our monoclonal antibody, SAN-300, with the goal of beginning a Phase IIa clinical study in the treatment of patients with rheumatoid arthritis by the end of 2013.

48. As a result of these positive financial results, Santarus common stock rose from a closing price of $24.87 on August 6, 2013 to a closing price of $27.26 on August 7, 2013, representing a gain of approximately 9.6% in one day.

49. As indicated above, as a result of the Company’s positive financial and clinical results, the Company’s stock has risen significantly over the past year. For example, the Company’s stock has moved from a closing price of $11.29 on January 2, 2013 to $23.22 on November 7, 2013, the last trading day before the Proposed Transaction was announced.

The Proposed Transaction

50. On November 6, 2013, the day prior to the announcement of the Proposed Transaction, the Board authorized, approved, and adopted an amendment to the Amended and Restated Bylaws of the Company (the “Bylaw Amendment”). The Bylaw Amendment provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for, among other things, any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Company to the Company’s stockholders.

51. On November 7, 2013, after the market closed, Santarus and Salix issued a joint press release (“Press Release”) announcing that Santarus had entered into a definitive agreement to be acquired by Salix in a cash transaction valued at approximately $2.6 billion, or $32.00 per common share. The Press Release stated as follows:

RALEIGH, NC and SAN DIEGO, CA, November 7, 2013 – Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Santarus, Inc. (NASDAQ:SNTS) today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately 39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

Salix President and Chief Executive Officer, Carolyn Logan, stated, “We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders – patients, healthcare providers, employees and stockholders – benefitting from the increased scale created by a larger, even stronger Salix.”

Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier speciality biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.”

Transaction Rationale

Salix expects that the transaction will have the following potential impact:

•	Solidifies Lead Position in the Gastrointestinal (GI) Market

•	The combined company is expected to have a leading position with a strong portfolio of 22 marketed products, including: XIFAXAN, UCERIS, GLUMETZA, APRISO, ZEGERID, MOVIPREP, RELISTOR, SOLESTA, FULYZAQ, CYCLOSET, and FENOGLIDE

•	While both companies are specialty focused, there is no overlap in marketed products

•	Additional pipeline development opportunities

•	Revenue Diversification

•	UCERIS, GLUMETZA, and ZEGERID have the potential to meaningfully diversify Salix’s product offering and revenue base

•	Potential growth from recently-launched UCERIS is expected to provide increased revenue diversification

•	No product is expected to account for more than 50% of the combined company’s revenue, based on pro forma estimates

•	Attractive Financial Profile of Combined Company

•	Annualized combined company financial results based on the quarter ended September 30, 2013 were revenue of $1,348 million and adjusted EBITDA of $537 million

•	Significant accretion in 2014. Revenue synergies from the increased number of sales representatives in GI and the expanded presence in primary care, which are not included in the guidance, provide the opportunity for further accretion

•	Strong growth and the realization of additional synergies are expected to result in greater EPS accretion in 2015

•	Expecting 2014 GAAP EPS of approximately $3.85 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals

•	Expecting 2014 non-GAAP EPS of approximately $5.00 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals

•	Strong cash flow generation should allow delivering to Debt/EBITDA target of approximately 3x over the next 3 years

•	Significant Revenue Synergy Opportunities

•	Increases Salix’s presence in the gastroenterology market which should benefit UCERIS as well as Salix’s products

•	Leverages Santarus’ experienced sales force immediately to gain revenue synergies from Salix’s existing products while continuing to grow Santarus’ products

•	Achieves Salix’s goal to expand its GI products into primary care to capture significant product sales currently not accessed by the Salix sales effort

•	Creation of a third force in gastroenterology and hepatology which will allow key GI products to have increased promotional exposure

*     *     *

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus for $32.00 per share. Following successful completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of the outstanding shares of Santarus common stock on a fully diluted basis, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act and other customary closing conditions. The tender offer is not subject to a financing condition. Certain directors and officers of Santarus, who, as of November 6, 2013, beneficially owned or had options to acquire a number of shares of Santarus’ common stock equal to approximately 12 percent of Santarus’ total outstanding shares of common stock, have entered into a tender and support agreement pursuant to which such persons have agreed to tender their shares into the tender offer and, if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. The Board of directors of Santarus unanimously recommends that Santarus stockholders tender their shares in the tender offer.

52. The same day, the Company filed the Merger Agreement with the U.S. Securities and Exchange Commission (“SEC”). As discussed in the Press Release, the Merger Agreement sets forth that Merger Sub will commence a tender offer for the outstanding common stock of the Company at $32.00 per share. The consummation of the tender offer is conditioned upon a minimum tender of at least a majority of the outstanding common stock. Specifically, Merger Sub is obligated to purchase the shares of common stock tendered in the offer only if “there shall have been validly tendered and not validly withdrawn a number of shares of common stock of the Company that represent one more than 50% of the total number of shares of common stock of the Company outstanding at the time of the expiration of the Offer.” However, if on the then-effective expiration date, this condition has not been satisfied, Salix can extend the tender offer for successive periods of not more than 10 business days, or for such longer period as the parties may agree in order to permit the satisfaction of this condition, up to a maximum of 40 days. Following the completion of the tender offer, Merger Sub will conduct a merger of the Company at the same price.

53. Along with the Merger Agreement, the Company also filed an employee Questions and Answers form with the SEC (the “Q&A Form”), which contained information regarding the process that led to the Proposed Transaction. The Q&A Form did not indicate whether the Company ever actively shopped the Company either before or during negotiations with Salix. However, in relevant part, the Q&A Form stated:

The initial offer from Salix was not solicited, but once the offer to acquire Santarus was received, the Santarus Board of Directors engaged in a careful and thorough process and consulted with legal and financial advisors to reach the decision to sell the company. The Santarus Board of Directors believes that accepting the offer from Salix is in the best interests of the Santarus shareholders.

*     *     *

The new company will retain the name Salix Pharmaceuticals Inc. and will be led by the Salix senior management team. It is too soon to speculate on changes that may occur within other levels of the Santarus management team. Right now we need to focus on executing our operating plans as an independent entity as we work our way through the closing conditions and regulatory approvals to complete the transaction. We will keep you informed as we know more about the integration plans for the two companies.

54. In connection with the Proposed Transaction, certain Board members and officers of Santarus (including Individual Defendants Hale and Proehl) agreed to enter into a tender and supporting agreement with Salix (the “Tender Agreement”). Pursuant to the Tender Agreement, each such director and officer agreed, among other things, to tender his or her shares of common stock of the Company pursuant to the tender offer or, in the event there is a stockholder meeting in connection with any written consent of the stockholders of the Company, vote against any third party proposals to acquire Santarus. As of November 6, 2013, these officers and directors beneficially owned or had options to acquire approximately 12% of the outstanding common shares of the Company. The Tender Agreement terminates in the event that the Merger Agreement terminates.

The Company’s Third Quarter 2013 Financial Results

55. Minutes after the announcement of the Proposed Transaction, Santarus released outstanding financial results for the third quarter of 2013. In particular, Santarus reported that:

•	Total revenues of $98.8 million grew 81% compared with $54.7 million for the same quarter of 2012;

•	Net income of $30.3 million grew 236% compared with $9 million for the same quarter of 2012;

•	Non-GAAP adjusted earnings were $35.6 million and diluted non-GAAP adjusted EPS were $0.45 compared with non-GAAP adjusted earnings of $12.3 million and diluted non-GAAP adjusted EPS of $0.18 for the third quarter of 2012; and

•	Cash, cash equivalents, and short-term investments of $168.7 million as of September 30, 2013 grew 78% compared to $94.7 million as of December 31, 2012.

56. After the announcement of the Proposed Transaction and the Company’s successful third quarter financial results, at certain points during after-hours trading on November 7, 2013 and during the next trading day, the price of Santarus shares exceeded the Merger Price. On November 8, 2013, Santarus’ stock price closed at $31.95 per share.

57. By releasing the Company’s third quarter financial results after the Proposed Transaction was announced, the Board capped the market price of the Company’s common stock. Had the Company released its positive third quarter results before the announcement of the Proposed Transaction, the announcement of these positive results would have caused a significant increase in the Company’s stock price. Similarly, had the Company released its third quarter results prior to the Proposed Transaction, independent financial analysts would have had the opportunity to reassess their price targets and future outlook for the Company. Instead, due to the Board’s decision to release the Company’s third quarter results minutes after the announcement of the Proposed Transaction, the premium offered by the Proposed Transaction is artificially inflated.

Deal Protection Devices

58. The Merger Agreement contains several unreasonable and preclusive deal protection devices designed to ensure Salix’s acquisition of Santarus at an unfairly low price. For example, Section 7.8 of the Merger Agreement contains a “No Solicitation” provision that prohibits the Individual Defendants from soliciting alternative acquisition proposals. Additionally, Section 7.8(a) of the Merger Agreement prohibits the Company from entering into discussions with, and providing information to, any person making an unsolicited, bona fide written acquisition proposal unless it provides written notice to Salix at least twelve hours prior to entering into any such discussions or furnishing any such information. Furthermore, Section 7.8(b) requires that the Company notify Salix within twenty-four hours of any acquisition proposal, or any inquiry, proposal, or offer that expressly contemplates, or could reasonably be expected to lead to, an acquisition proposal, and to provide the identity of the person making the acquisition proposal and terms and conditions of any such proposal.

59. Should the Board receive a superior unsolicited acquisition proposal and decide to make an adverse recommendation change or terminate the Merger Agreement, Section 7.8(d) requires that the Company provide Salix with a four business day period to propose revisions to the terms of the Merger Agreement or to make another proposal. Because Salix will have full access to the details of any competing offer, Salix will be able to submit a superior counter-offer. This “matching rights” advantage in the bidding process serves as a strong deterrent to any unsolicited offers.

60. The Merger Agreement also provides for an $80 million termination fee, or 3.1% of the deal value, that the Company is obligated to pay Salix should it accept another offer. The payment of this termination fee would reduce Santarus’ cash position by almost 50%. This substantial fee levies an onerous burden on any alternative bidders and will likely further dissuade potential bidders given that it will add to the total deal price any bidder other than Salix must pay for the Company.

61. The aggregate effect of these deal protection devices will be to severely limit any opportunity of Santarus receiving a superior proposal for the Company. The matching rights advantage that Salix has in its access to, and ability to match, alternate bidders’ offers combined with the steep financial burden by way of the termination fee placed on any alternate bid will likely result in no further bids for the Company. Even in the unlikely event that an unsolicited offer does arise, the terms of the Merger Agreement allow the Board only a narrow ability to respond to it. In tandem, the deal protection devices created by the Merger Agreement will quell any chance of stockholders receiving a higher bid for the Company than that offered in the Proposed Transaction. These deal protections, along with the Tender Agreement that requires certain Board members and officers of Santarus to vote for the Proposed Transaction and against any alternative proposal, are acting to the detriment of the public stockholders in breach of the Individual Defendants’ fiduciary duties.

Inadequate Consideration

62. For the reasons discussed below, the Merger Price offered in the Proposed Transaction is grossly inadequate and does not represent the Company’s actual intrinsic value or account for its positive future outlook.

63. First, while the Merger Price represents a 37% premium when compared to Santarus’ closing price of $23.22 per share on November 6, 2013, the trading day before the Proposed Transaction was announced, this premium would have been much lower had the Company not announced its successful third quarter results simultaneous to the announcement of the Proposed Transaction. As indicated above, the price of Santarus’ common stock has risen by an average of 10.4% after each earnings announcement in 2013. It stands to reason that had the Company released its strong third quarter results at least one trading day prior to the announcement of the Proposed Transaction, the Merger Price would have represented a much lower premium over the Company’s stock price before the announcement. Instead, the Board’s decision to deliberately time the release of the Company’s third quarter financial results with the announcement of the Proposed Transaction artificially inflated the premium, thereby making the Proposed Transaction appear more reasonable to stockholders.

64. Second, the Merger Price ignores the full value of the Company’s assets and future prospects, and thus the Merger does not reflect the true financial position of Santarus. As indicated above, Santarus has reported positive clinical results for several of the products in its pipeline. Over the next year, the Company will be initiating numerous clinical trials, including a phase IIa clinical study evaluating SAN-300 for treatment of rheumatoid arthritis. In addition, the Company will also be reporting results from a second phase II clinical study evaluating Rifamycin SV MMX for the treatment of travelers’ diarrhea and the outcome of the Company’s biologics license application seeking FDA approval of Ruconest. Furthermore, as detailed above, the Company has experienced significant earnings growth over the past year due to increased sales from several of its major products. Given that the Company just commercially launched its Uceris product and re-launched its Zegerid product in February 2013, it seems likely that the Company will continue to experience significant revenue growth going forward. By timing the Merger to close prior to the release of these important clinical developments, and before the Company has the opportunity to expand on its recent significant revenue growth, the Merger Price significantly undervalues the full extent of the future earnings potential of Santarus and its continued future profitability.

65. Third, the Merger Price fails to adequately compensate Santarus stockholders for the value and synergies offered by the Company. Indeed, as indicated in the Press Release, Salix has identified numerous synergy opportunities including: (1) increasing Salix’s presence in the gastroenterology market which should benefit Salix’s products; (2) leveraging Santarus’ experienced specialty sales force immediately to gain revenue from Salix’s existing products, while continuing to grow Santarus’ products; (3) achieving Salix’s goal to expand its gastrointestinal products into primary care; and (4) creating a third sales force in gastroenterology and hepatology that will allow key gastrointestinal products to have an increased promotional exposure. Salix’s President and CEO Carolyn Logan even touted these valuable synergies in a third quarter earnings conference call on November 7, 2013 by stating in relevant part:

We believe that this combination should have potential impressive impact in several aspects of our business. Just to highlight some of the most important aspects of this pending acquisition, I’ll call your attention to the fact that the combination of Salix and Santarus solidifies our leading position in gastroenterology. While each Company has specialty focused, there is no overlap in our marketed products or in development products.

The combined Company offers a commercial profile of 22 marketed products including Xifaxan, Uceris, Glumetza, Apriso, Zegerid, MoviPrep, Relistor, Solesta, Fulyzaq, Cyclocet and Fenoglide. The expansion of our commercial product portfolio, combined with the expansion of our sales force, creates opportunities to provide more solutions for patients and healthcare providers. These are opportunities that we look forward to with great anticipation.

The combination should also provide meaningful revenue diversification. Uceris, Glumetza, and Zegerid have the potential to diversify Salix’s product offering and revenue base in the short term. And potential growth from the recently launched Uceris is expected to provide increased revenue diversification in the longer-term.

66. Indeed, according to an article published on The Motley Fool on November 12, 2013, the collection of assets that Salix is acquiring should “deliver strong synergies with Salix’s existing business.” The article stated in relevant part:

In buying Santarus, Salix is getting a business that should both complement and enhance its existing operations. Sell-side analysts expect Sant[a]rus to generate nearly $370 million in revenue for 2013, with more than 40% of that coming from Glumetza, the company’s extended release version of metformin, a diabetes drug with a very long history of use. Another quarter or so of Santarus’ revenue comes from Zegerid, the company’s version of the protein pump inhibitor omeprazole.

Those drugs are interesting in their own right, but they carry the risk of losing patent protection in 2016 (or perhaps sooner). More critical to the story is the sales ramp of Uceris, a novel oral formulation of budesonide for the management of ulcerative colitis. This is a market that Salix already knows well (Aprio is also a UC drug), but Uceris has the potential of growing into a drug worth $400 million to perhaps as much as $700 million in annual sales. Salix’s long experience and expertise in the gastrointestinal drug market should be a significiant asset when it comes to maximizing the value of Uceris, and I believe investors could argue that the potential value of Uceris alone justifies at least two-thirds of the Santarus purchase price.

*     *     *

Then there is the Santarus pipeline. Santarus is developing Rifamycin CV MMX for traveler’s diarrhea, and this is a drug that would appear to have pretty obvious synergies with the existing Xifaxan franchise (particularly as most of Xifaxan’s revenue comes from hepatic encephalopathy rather than traveler’s diarrhea).

Even more potentially significant is Ruconest – the company’s recombinant human C1 esterase inhibitor for hereditary angioedema, a rare but potentially fatal condition. Ruconest has been filed with the FDA and the efficacy, safety, and cost all compare favorably with existing drugs from ViroPharma, Shire, and CSL. Should Ruconest ultimately secure FDA approval for acute and prophylactic HAE as well as pancreatitis, there is an outside shot that this could become a blockbuster ($1 billion-plus in revenue) drug.

67. By entering into the Merger Agreement, Defendants have breached their fiduciary duties of loyalty, due care, and good faith, and/or have aided and abetted such breaches by the Board. As a result of Defendants’ breaches, Santarus stockholders stand to be deprived of the true value of their shares. Unless enjoined by this Court, Defendants will consummate the Proposed Transaction, and Plaintiff and the other Santarus stockholders will exchange their equity interest in Santarus for inadequate consideration, all to the irreparable harm of Plaintiff and the others stockholders of Santarus.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

68. Plaintiff repeats all previous allegations as if set forth in full herein.

69. As alleged herein, the Individual Defendants have breached their fiduciary duties to Santarus’ stockholders by failing to take steps to obtain the highest value available for Santarus in the marketplace and, in fact, agreeing to onerous deal protection devices to decrease the chances of obtaining the highest value available for Santarus in the marketplace.

70. As a result of the Individual Defendants’ breaches, Plaintiff and the Class will suffer irreparable injury because Santarus’ stockholders will not receive fair value for their equity interests in the Company.

71. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and will attempt to consummate the Merger, to the irreparable harm of the Class.

72. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against Santarus and Salix)

73. Plaintiff repeats all previous allegations as if set forth in full herein.

74. Defendants Santarus and Salix knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Santarus provided, and Salix obtained, sensitive non-public information concerning Santarus and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

75. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Santarus shares.

76. As a result, Plaintiff and the Class members are being irreparably harmed.

77. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Permanently enjoining Defendants and all those acting in concert with them from taking any steps to consummate the Proposed Transaction;

C. Directing Defendants to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, if the Merger is consummated;

D. In the event the Proposed Transaction is consummated, rescinding it or ordering rescissory damages.

E. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

Granting such other and further relief as this Court may deem just and proper.

Dated: November 15, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth Rigrodsky (#3147)
Brian Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

OF COUNSEL:		Attorneys for Plaintiff

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600